UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          For the month of July, 2003

                                 Metalink Ltd.
                (Translation of registrant's name into English)
                    Yakum Business Park, Yakum 60972, Israel
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes __ No X

The following are included in this Report on Form 6-K:

1. Press release dated July 23, 2003.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 No. 333-104147.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


     METALINK LTD.                            Date: July 23, 2003



By   /s/ OFER LAVIE
     Ofer Lavie
     Chief Financial Officer



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[METALINK LOGO]



Contacts:
Ofer Lavie
Chief Financial Officer
Metalink Ltd.
Tel:  972-9-960-5555
Fax:  972-9-960-5399

Carl Hymans
Investor Relations
G.S. Schwartz & Co. Inc.
Tel: 212-725-4500
Fax: 212-725-9188


                    METALINK REPORTS SECOND QUARTER RESULTS

     Yakum,   Israel   -   July   23,   2003-Metalink   Ltd.   (NASDAQ:    MTLK)
http://www.metalinkdsl.com today reported results for the second quarter ended June 30, 2003.

     For the second quarter ended June 30, 2003, Metalink reported revenues of $3,223,000 compared to $3,570,000 for the first quarter of 2003 and $2,215,000 for the second quarter ended June 30, 2002. Metalink reported a loss of $3.8 million, or $0.20 per share for the second quarter of 2003, compared to a loss of $3.4 million or $0.18 per share for the first quarter of 2003 and a loss of $3.4 million, or $0.18 per share for the second quarter of 2002. The company's cash, cash equivalents, short and long term investment position at the end of the second quarter of 2003 was $66.2 million compared to $70.1 million at the end of the first quarter of 2003 and $82.1 million at the end of the second quarter of 2002.

     "We have recently unveiled our strategic efforts to expand our VDSL leadership to synergetic, rapidly-growing, broadband markets. These efforts include our development over the last 18 months resulting in our recently announced WLANPlus(TM) technology. WLANPlus is a wireless LAN technology capable of increasing the speed more than five fold in comparison to the currently available wireless LAN 802.11x technology. This is accomplished while maintaining compatibility and competitive pricing versus existing wireless LAN technology. Our WLANPlus technology, combined with our VDSL offering, will allow Metalink to introduce exciting new broadband applications for homes and businesses," said Tzvi Shukhman, Metalink's Chairman and CEO.


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     "During the quarter we have also accomplished significant progress with our
VDSL offering -

     o Metalink customers are progressing well in advanced stages of trials and qualifications by operators throughout Asia-Pacific, including leading operators in Korea, Japan, China and Taiwan.

     o We unveiled our VDSLPlus (TM) technology allowing aggregated bandwidth in excess of 150 Mbps - matching fiber to the premises speeds.

     o Our VDSL chipset outperformed all other commercially available VDSL chipsets in "head-to-head testing" by a world-class evaluator.

     o Operators in Canada stepped up their QAM VDSL deployment using Next Level (recently acquired by Motorola) system powered by Metalink chipsets.

     "In the second quarter we experienced an increase in our HDSLx revenues both in North America and in Europe. While VDSL contributed modestly to second quarter revenue, we believe VDSL potential revenue will increase significantly, as our customers throughout APAC shift from field trials to full deployment," concluded Mr. Shukhman.

About Metalink

Metalink Ltd. (Nasdaq: MTLK) is a market leader in developing high performance wireline and wireless broadband communication chipsets for telecommunication and networking equipment makers, and telecommunication service providers. Metalink's silicon solutions enable cost effective, very high-speed delivery of broadband communication over ATM, TDM, and Ethernet-IP network infrastructure. Metalink's advanced DSP, communication, and mixed signal capabilities, along with its leadership in standards bodies worldwide, have established Metalink as a global pioneer in the field of broadband communication. Leading OEMs in Asia, North America and Europe have chosen to deploy Metalink's next generation VDSL, SHDSL, and HDSLx products. Founded in 1992, Metalink, a fabless semiconductor company, is headquartered in Yakum, Israel and has offices in Folsom, CA and Seoul, South Korea. Further information is available at www.metalinkDSL.com.

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements. The Company does not assume a duty to update or revise any of the forward-looking statements as a result of new information, future events or otherwise.

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                                 METALINK LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                    Three months ended         Six months ended
                                         June 30                    June 30
                                      2003     2002              2003     2002
                                      (Unaudited)                 (Unaudited)
                    (U.S. dollars in thousands, except share and per share data)

Revenues                         $  3,223  $  2,215          $  6,793   $  4,319

Cost of revenues:
  Costs and expenses                1,732     1,312             3,549      2,514
  Royalties to the Government
    of Israel                          88        62               174        101
     Total cost of revenues         1,820     1,374             3,723      2,615


   Gross profit                     1,403       841             3,070      1,704

Operating expenses:
  Gross research and development    4,239     3,593             8,184      7,316
  Less - Royalty bearing grants       962       824             1,690      1,478
  Research and development, net     3,277     2,769             6,494      5,838

  Sales and marketing               1,573     1,182             2,914      2,178
  General and administrative          601       696             1,377      1,410
  Non-cash compensation               158       200               354        400
      Total operating expenses      5,609     4,847            11,139      9,826
   Operating loss                  (4,206)   (4,006)           (8,069)   (8,122)

Financial income, net                 443       625               914      1,212

Net Ioss                         $ (3,763) $ (3,381)         $ (7,155) $ (6,910)

Loss per share:
Basic                          $   (0.20) $   (0.18)       $   (0.39) $   (0.38)
Diluted                        $   (0.20) $   (0.18)       $   (0.39) $   (0.38)

Shares used in computing loss per ordinary share:
Basic                         18,614,362  18,377,566       18,583,672 18,343,027
Diluted                       18,614,362  18,377,566       18,583,672 18,343,027


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                                 METALINK LTD.

                          CONSOLIDATED BALANCE SHEETS

                                               June 30,          December 31,
                                                2003                2002
                                         (Unaudited) (U.S. dollars in thousands)
ASSETS
Current assets
Cash and cash equivalents                 $    6,312             $  9,158
Short-term investments                        23,899               20,691
Trade accounts receivable                      1,918                1,036
Other receivables                              2,722                1,444
Prepaid expenses                               1,033                  735
Inventories                                    5,212                3,904
   Total current assets                       41,096               36,968

Long-term investments                         35,981               46,197

Severance pay fund                             1,391                1,189

Property and equipment, net                    5,751                5,352

                                           $  84,219           $   89,706

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable                    $    1,033         $     1,750
Other payables and accrued expenses            3,364               2,499
   Total current liabilitie                    4,397               4,249

Accrued severance pay                          2,156               1,899

Shareholders' equity
Ordinary shares of NIS 0.1
 par value (Authorized -
 50,000,000 shares, issued and
 outstanding - 19,589,311 and
 19,450,556 shares as of June
 30, 2003 and December
 31, 2002, respectively)
                                                 590                 586
Additional paid-in capital                   127,923             127,578
Deferred stock compensation                     (499)               (846)
Accumulated other comprehensive income           607                  40
Accumulated deficit                          (41,070)            (33,915)
                                              87,551              93,443
Treasury stock, at cost; 898,500 as of
June 30, 2003 and December 31, 2002           (9,885)             (9,885)
   Total shareholders' equity                 77,666              83,558

                                           $  84,219           $  89,706